Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153-0119

(212) 310-8000

FAX: (212) 310-8007

July 30, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Ceridian Corporation and the Additional Registrants Identified on Schedule I

Dear Ladies and Gentlemen:

On behalf of Ceridian Corporation (the “Company”) and the Additional Registrants Identified on Schedule I (collectively with the Company, the “Companies”), please accept for filing, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Companies’ Registration Statement on Form S-4 relating to the offers to exchange all of the Company’s outstanding $825,000,000 aggregate principal amount of 11 1/4% Senior Notes due 2015 and $475,000,000 aggregate principal amount of 12 1/ 4%/13% Senior Toggle Notes due 2015 for $825,000,000 aggregate principal amount of 11 1/4% Senior Notes due 2015 and $475,000,000 aggregate principal amount of 12 1/4%/13% Senior Toggle Notes due 2015 that are registered under the Securities Act.

Please be advised that funds in the amount of $51,090.00 representing the registration fee for the filing of the Registration Statement have been transferred by electronic wire transfer to the Securities and Exchange Commission.

Please contact the undersigned at (212) 310-8172 or Barbra Broudy at (212) 310-8744 with any questions or comments concerning the above or the Registration Statement generally.

Very truly yours,

/s/ Todd R. Chandler

Todd R. Chandler

Securities and Exchange Commission

July 30, 2008

SCHEDULE I

ABR Information Services, Inc.

ABR Properties, Inc.

Ceridian Benefits Services, Inc.

Ceridian Canada Holdings, Inc.

Ceridian Recruiting Solutions, Inc.

Ceridian Retirement Plan Services, Inc.

Ceridian Tax Service, Inc.

Comdata Network, Inc.

Comdata Network, Inc. of Australia

Comdata Network, Inc. of California

Comdata Processing Systems, Inc.

Comdata Stored Value Solutions, Inc.

Comdata Telecommunications Services, Inc.

FTB Insurance Agency, Inc.

Intertax, Inc.